UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13E-3
                               (Rule 13e-100)

                      RULE 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                              (Final Amendment)

                             ASB Financial Corp.
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                            (Name of the Issuer)

                             ASB Financial Corp.
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                    (Name of Person(s) Filing Statement)

                      Common Shares, without par value
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                       (Title of Class of Securities)

                                 00205P 10 7
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                    (CUSIP Number of Class of Securities)

                               Robert M. Smith
                                  President
                             ASB Financial Corp.
                           503 Chillicothe Street
                           Portsmouth, Ohio 45662
                               (740) 354-3177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copy to:
                            Terri Reyering Abare
                     Vorys, Sater, Seymour and Pease LLP
                           Suite 2000, Atrium Two
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4000


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This statement is filed in connection with (check the appropriate box):

[ ]   a.    The filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration statement under the Securities Act of 1933.

[ ]   c.    A tender offer.

[X]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                          Calculation of Filing Fee
                          -------------------------

      Transaction valuation*                   Amount of filing fee**
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            $1,985,659                                 $233.72

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $233.72
                            -----------------------------------------------

Form or Registration No.:   Schedule 13E-3 (File No. 005-50215)
                            -----------------------------------------------

Filing Party:               ASB Financial Corp.
                            -----------------------------------------------

Date Filed:                 March 3, 2005
                            -----------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,985,659 of cash to be paid in lieu of issuing fractional common shares after the proposed reverse stock split, assuming the acquisition of approximately 86,333 common shares for $23.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,985,659 by 0.0001177.


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                                INTRODUCTION

      This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on March 3, 2005, by ASB Financial Corp., an Ohio corporation ("ASB"), as amended by the Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on May 4, 2005 and the Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on June 3, 2005. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below).

      A Special Meeting of the Shareholders of ASB (the "Special Meeting") was held on July 8, 2005, to vote on a proposal to approve amendments to ASB's Articles of Incorporation, as amended, whereby (a) ASB would effect a 1-for-300 reverse stock split of ASB's common shares, no par value per share (the "Common Shares") in which shareholders will receive one whole Common Share for each lot of 300 Common Shares held immediately prior to the reverse split and any Common Shares held by a shareholder of ASB other than in a 300 share lot will be converted into a right to receive cash in the amount of $23.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all resulting fractional shares into the right to receive cash in the amount of $23.00 per pre-split share, ASB would effect a 300-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) were presented as one proposal (the "Stock Splits").

      At the Special Meeting ASB's shareholders approved the Stock Splits, with 71.2% of ASB's outstanding shares voting in favor of the Stock Splits.

      On July 11, 2005, a Certificate of Amendment to ASB's Articles of Incorporation was filed with the Ohio Secretary of State to effect the reverse stock split, followed immediately by the filing of a Certificate of Amendment to effect the forward stock split. Each of these Certificates of Amendment was effective upon filing.

      The Stock Splits reduced the number of ASB's shareholders to below 300 and, concurrently with the filing of this Final Amendment, ASB is filing a Form 15 with the SEC to terminate the registration of the Common Shares and suspend ASB's reporting obligations with the SEC.


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                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2005


                                       ASB FINANCIAL CORP.

                                       By:    /s/ Robert M. Smith
                                              -----------------------------
                                       Name:  Robert M. Smith
                                       Title: President


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